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EXHIBIT 99.3



INCREASE OF DIVIDENDS PAYMENT EXCEEDING 10% OR MORE COMPARED WITH THAT OF THE LATEST FISCAL YEAR

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                                            current fiscal year             Previous fiscal year
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
1. annual dividend per share(KRW)                         3,500                            2,500
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   - ratio of dividend increase(%)                                   40%
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   - year-end dividend(KRW)                               3,000                            2,000
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   - interim dividend(KRW)                                  500                              500
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2. total dividend(KRW)                          286,057 Million                  204,048 Million
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Total number of outstanding shares                 90.8 Million                      93.6 Millon
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3. dividend payout ratio(%)                                26.0                             24.9
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4. dividend ratio to par value(%)                          70.0                             50.0
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5. dividend ratio to market value(%)                        2.8                              2.2
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6. date of board resolution                                     January 16, 2003
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7. total assets at the end of
   the previous fiscal year(KRW)                                17,615.5 Million
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